Exhibit 99.1

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

		As at	As at
		Sept. 30, 2019	March 31, 2019
	Notes	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents		$30,081	$9,927
Restricted cash		4,123	4,048
Trade and other receivables	6	436,239	672,615
Gas in storage		23,885	2,943
Fair value of derivative financial assets	8	80,450	144,512
Income taxes recoverable		15,380	18,973
Other current assets	7	142,633	169,240
		732,791	1,022,258
Non-current assets
Investments		36,861	36,897
Property and equipment, net		35,579	25,862
Intangible assets, net		446,116	472,656
Fair value of derivative financial assets	8	33,955	9,255
Deferred income tax assets		3,720	1,093
Other non-current assets	7	44,274	49,512
		600,505	595,275
Assets classified as held for sale	11	228,574	8,971
		829,079	604,246
TOTAL ASSETS		$1,561,870	$1,626,504

LIABILITIES
Current liabilities
Trade and other payables	9	$618,361	$714,110
Deferred revenue	10	12,060	43,228
Income taxes payable		3,416	11,895
Fair value of derivative financial liabilities	8	92,987	79,387
Provisions	13	1,587	7,205
Current portion of long-term debt	12	220,794	37,429
		949,205	893,254
Non-current liabilities
Long-term debt	12	504,654	687,943
Fair value of derivative financial liabilities	8	129,738	63,658
Deferred income tax liabilities		3,208	4,124
Other non-current liabilities		45,294	61,339
		682,894	817,064
Liabilities relating to assets classified as held for sale	11	235,207	5,200
		918,101	822,264
TOTAL LIABILITIES		1,867,306	1,715,518
SHAREHOLDERS' DEFICIT
Shareholders’ capital	15	1,245,534	1,235,503
Equity component of convertible debentures		13,029	13,029
Contributed deficit		(31,798)	(25,540)
Accumulated deficit		(1,617,413)	(1,390,700)
Accumulated other comprehensive income		85,596	79,093
Non-controlling interest		(384)	(399)
TOTAL SHAREHOLDERS' DEFICIT		(305,436)	(89,014)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT		$1,561,870	$1,626,504

Commitments and guarantees (Note 21)

See accompanying notes to the interim condensed consolidated financial statements

Rebecca MacDonald	H. Clark Hollands
Executive Chair	Corporate Director

1.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	Notes	2019	2018	2019	2018

Sales	16	$768,440	$804,309	$1,438,605	$1,506,824
Cost of sales		613,056	655,287	1,150,929	1,225,208
GROSS MARGIN		155,384	149,022	287,676	281,616
EXPENSES
Administrative		41,466	44,478	82,269	84,409
Selling and marketing		54,279	50,427	115,983	92,392
Other operating expenses	17(a)	39,842	27,359	75,607	50,718
Restructuring costs		-	1,319	-	3,236

		135,587	123,583	273,859	230,755
Operating profit before the following		19,797	25,439	13,817	50,861
Finance costs	12	(28,451)	(20,123)	(51,997)	(36,436)
Change in fair value of derivative instruments and other	8	65,463	(62,428)	(176,536)	(130,869)
Other income, net	9	28,825	2,685	28,085	2,672
Profit (loss) before income taxes		85,634	(54,427)	(186,631)	(113,772)
Provision for (recovery of) income taxes	14	2,053	(92)	(241)	4,591
Profit (loss) from continuing operations		83,581	(54,335)	(186,390)	(118,363)
Discontinued operations
Profit (loss) after income taxes for the year from discontinued operations	11	(9,809)	32,885	(14,998)	55,490
Profit (loss) for the period		$73,772	$(21,450)	$(201,388)	$(62,873)
Attributable to:
Shareholders of Just Energy		$73,786	$(21,385)	$(201,354)	$(62,762)
Non-controlling interest		(14)	(65)	(34)	(111)
PROFIT (LOSS) FOR THE PERIOD		$73,772	$(21,450)	$(201,388)	$(62,873)

Earnings (loss) per share from continuing operations	18
Basic		$0.55	$(0.38)	$(1.33)	$(0.80)
Diluted		$0.45	$(0.38)	$(1.33)	$(0.80)
Earnings (loss) per share from discontinued operations	11
Basic		$(0.05)	$0.22	$(0.10)	$0.35
Diluted		$(0.05)	$0.22	$(0.10)	$0.35
Earnings (loss) per share available to shareholders	18
Basic		$0.50	$(0.16)	$(1.43)	$(0.45)
Diluted		$0.40	$(0.16)	$(1.43)	$(0.45)

See accompanying notes to the interim condensed consolidated financial statements

2.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited in thousands of Canadian dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2019	2018	2019	2018
PROFIT (LOSS) FOR THE PERIOD	$73,772	$(21,450)	$(201,388)	$(62,873)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized gain (loss) on translation of foreign operations	8,801	(8,363)	6,503	(4,613)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX	$82,573	$(29,813)	$(194,885)	$(67,486)

Total comprehensive income (loss) attributable to:
Shareholders of Just Energy	$82,587	$(29,748)	$(194,851)	$(67,375)
Non-controlling interest	(14)	(65)	(34)	(111)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX	$82,573	$(29,813)	$(194,885)	$(67,486)

See accompanying notes to the interim condensed consolidated financial statements

3.

JUST ENERGY GROUP INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)
(unaudited in thousands of Canadian dollars)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		Sept. 30	Sept. 30	Sept. 30	Sept. 30
	Notes	2019	2018	2019	2018
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings
Accumulated earnings, beginning of period		$257,968	$748,181	$533,108	$768,847
Adjustment for adoption of recent accounting pronouncements		-	-	-	20,711
Profit (loss) for the period, attributable to shareholders		73,786	(21,385)	(201,354)	(62,762)
Accumulated earnings, end of period		331,754	726,796	331,754	726,796

DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions, beginning of period		(1,945,878)	(1,858,040)	(1,923,808)	(1,835,778)
Dividends and distributions declared and paid	20	(3,289)	(22,330)	(25,359)	(44,592)
Dividends and distributions, end of period		(1,949,167)	(1,880,370)	(1,949,167)	(1,880,370)
ACCUMULATED DEFICIT		$(1,617,413)	$(1,153,574)	$(1,617,413)	$(1,153,574)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period		$76,795	$77,821	$79,093	$91,934
Adjustment for adoption of recent accounting pronouncements	4	-	-	-	(17,863)
Other comprehensive income (loss)		8,801	(8,363)	6,503	(4,613)
Accumulated other comprehensive income, end of period		$85,596	$69,458	$85,596	$69,458

SHAREHOLDERS’ CAPITAL	15
Common shares
Common shares, beginning of period		$1,095,498	$1,084,034	$1,088,538	$1,079,055
Share-based units exercised		3,071	1,957	10,031	6,936
Common shares, end of period		$1,098,569	$1,085,991	$1,098,569	$1,085,991

Preferred shares
Preferred shares, beginning of period		$146,965	$146,983	$146,965	$136,771
Shares issued	15	-	-	-	10,447
Shares issuance costs		-	1	-	(234)
Preferred shares, end of period		146,965	146,984	146,965	146,984
SHAREHOLDERS’ CAPITAL		$1,245,534	$1,232,975	$1,245,534	$1,232,975

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$13,029	$13,029	$13,029	$13,029
Balance, end of period		$13,029	$13,029	$13,029	$13,029

CONTRIBUTED DEFICIT
Balance, beginning of period		$(25,202)	$(24,590)	$(25,540)	$(22,693)
Add: Share-based compensation expense	17(a)	1,667	1,421	8,784	3,115
Discontinued operations		117	73	254	154
Purchase of non-controlling interest		-	(150)	-	1,416
Less: Share-based units exercised		(3,072)	(1,957)	(10,031)	(6,936)
Share-based compensation adjustment		(3,470)	-	(3,450)	(273)
Non-cash deferred share grant distributions		(1,838)	17	(1,815)	31
Balance, end of period		$(31,798)	$(25,186)	$(31,798)	$(25,186)

NON-CONTROLLING INTEREST
Balance, beginning of period		$(396)	$(408)	$(399)	$(422)
Foreign exchange impact on non-controlling interest		26	74	49	134
Loss attributable to non-controlling interest		(14)	(65)	(34)	(111)
Balance, end of period		$(384)	$(399)	$(384)	$(399)
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)		$(305,436)	$136,303	$(305,436)	$136,303

See accompanying notes to the interim condensed consolidated financial statements

4.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited in thousands of Canadian dollars)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
Net inflow (outflow) of cash related to the following activities	Notes	2019	2018	2019	2018
OPERATING
Profit (loss) before income taxes - from continuing operations		$85,634	$(54,427)	$(186,631)	$(113,772)
Profit (loss) before income taxes - from discontinued operations		(9,735)	39,389	(15,034)	65,272
Profit (loss) before income taxes		75,899	(15,038)	(201,665)	(48,500)

Items not affecting cash
Amortization of intangible assets	17(a)	6,090	4,915	14,463	8,985
Depreciation of property and equipment	17(a)	2,515	806	5,503	1,695
Amortization included in cost of sales		549	730	1,127	1,512
Share-based compensation	17(a)	1,667	1,421	8,784	3,115
Financing charges, non-cash portion		6,814	5,978	11,130	9,445
Other		(27)	(28)	(55)	(55)
Change in fair value of derivative instruments	8	(65,463)	62,428	176,536	130,869
Adjustment required to reflect net cash receipts from gas sales		5,534	5,125	8,292	9,706
Net change in working capital balances		57,548	(61,813)	84,729	(116,722)
Adjustment for discontinued operations		(4,603)	(70,074)	(34,967)	(69,709)
Income taxes paid		(397)	(1,410)	(6,100)	(9,847)
Cash inflow (outflow) from operating activities		86,126	(66,960)	67,777	(79,506)

INVESTING
Purchase of property and equipment		(62)	(630)	(624)	(2,559)
Purchase of intangible assets		(470)	(10,937)	(5,577)	(18,863)
Payments for previously acquired business		-	-	(12,013)	-
Cash outflow from investing activities		(532)	(11,567)	(18,214)	(21,422)

FINANCING
Dividends paid		(3,289)	(22,312)	(25,335)	(44,561)
Repayment of long-term debt	12	(557)	(59,573)	(2,203)	(59,573)
Issuance of long-term debt	12	-	119,662	-	119,662
Leased asset payment		(1,520)	-	(2,989)	-
Share swap payout	8	-	(10,000)	-	(10,000)
Debt issuance costs	12	273	(481)	83	(2,654)
Credit facilities withdrawal (repayment)	12	(52,916)	26,070	1,239	57,280
Issuance of preferred shares		-	-	-	10,447
Preferred shares issuance costs		-	-	-	(334)
Cash inflow (outflow) from financing activities		(58,009)	53,366	(29,205)	70,267

Effect of foreign currency translation on cash balances		(35)	302	(204)	(975)

Net cash inflow (outflow)		27,550	(24,859)	20,154	(31,636)
Cash and cash equivalents, beginning of period		2,531	42,084	9,927	48,861

Cash and cash equivalents, end of period		$30,081	$17,225	$30,081	$17,225

Supplemental cash flow information:
Interest paid		$26,836	$15,220	$41,706	$26,445

See accompanying notes to the interim condensed consolidated financial statements

5.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. (“Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) consist of Just Energy and its subsidiaries and affiliates. The Interim Financial Statements were approved by the Board of Directors on November 6, 2019.

2.	OPERATIONS

Just Energy is a consumer company focused on essential needs, including electricity and natural gas commodities; on health and well-being, through products such as water quality and filtration devices; and on utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States (“U.S.”) and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., (“Filter Group”), Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy and TerraPass.

Just Energy’s current commodity product offerings include fixed, variable, index and flat rate options. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products allow customers to pay a flat rate each month regardless of usage. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Through the Filter Group business, Just Energy provides subscription-based home water filtration systems to residential customers, including under-counter and whole-home water filtration solutions. In addition, Just Energy markets smart thermostats, offering the thermostats as a stand-alone unit or bundled with certain commodity products. The smart thermostats are currently manufactured and distributed by ecobee Inc. (“ecobee”), a company in which Just Energy holds an 8% fully diluted equity interest. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation. Just Energy also provides energy management solutions to both Consumer and Commercial customers in the form of value-added products and services, which include, but are not limited to, LED retrofit lighting and HVAC controls, as well as enterprise monitoring.

Just Energy markets its product offerings through several sales channels including brokers, online marketing, retail and affinity relationships, and door-to-door.

In March 2019, Just Energy formally approved and commenced a process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, Just Energy also formally approved and commenced a process to dispose of its business in the United Kingdom (“U.K.”), as part of the Company’s Strategic Review. The decision was part of a strategic transition to focus on the core business in North America. The disposal of the operations is expected to be completed within the next 12 months. At September 30, 2019, these operations were classified as a disposal group held for sale and as a discontinued operation. Previously, these operations were reported within the Consumer segment while a portion of the U.K. was allocated to the Commercial segment.

6.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

3.	FINANCIAL STATEMENT PREPARATION

(a)	Statement of compliance with IFRS

These Interim Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), utilizing the accounting policies Just Energy outlined in its March 31, 2019 annual audited consolidated financial statements except the adoption of a new International Financial Reporting Standards (“IFRS”) described in Note 4. Accordingly, certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed.

(b)	Basis of presentation and interim reporting

These Interim Financial Statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the annual audited consolidated financial statements for the fiscal years ended March 31, 2019 and 2018 except for the adoption of IFRS 16, Leases (“IFRS 16”) as discussed in Note 4.

The Interim Financial Statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand, except where otherwise indicated. The Interim Financial Statements are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities that are stated at fair value.

The interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2020, due to seasonal variations resulting in fluctuations in quarterly results. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June.

(c)	Principles of consolidation

The Interim Financial Statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at September 30, 2019. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

7.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(d)	Significant estimates

Allowance for doubtful accounts

The measurement of the expected credit loss allowance for accounts receivable requires the use of management judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of revenue and the use of the Company’s historical rates of recovery across aging buckets. Both of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management.

Going concern and liquidity

In the preparation of interim financial statements, management is required to identify when events or conditions indicate that significant doubt may exist about the Company’s ability to continue as a going concern. Significant doubt about the Company’s ability to continue as a going concern would exist when relevant conditions and events, considered in the aggregate, indicate that the Company will not be able to meet its obligations as they become due for a period of at least, but not limited to, 12 months from the balance sheet date. When the Company identifies conditions or events that raise potential for significant doubt about its ability to continue as a going concern, the Company considers whether its plans that are intended to mitigate those relevant conditions or events will alleviate the potential significant doubt.

As described further in Note 12, the Company has a $370 million credit facility with a syndicate of lenders and a US$250 million non-revolving multi draw senior unsecured term loan facility from another lender, maturing on September 1, 2020 and September 12, 2023, respectively. The Company’s ability to continue as a going concern for the next 12 months involves significant judgment and is dependent on the availability under its credit facility, its ability to generate positive cash flow from operations, its ability to refinance its existing credit facility when it matures, and if necessary liquidate available investments, and the continued support of its lenders and suppliers. After considering its plans, management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern for a period of 12 months from the balance sheet date.

4.	ACCOUNTING POLICIES AND NEW STANDARDS ADOPTED

IFRS 16

IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for annual periods beginning on or after January 1, 2019. The Company adopted the standard, effective April 1, 2019, using the modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognized in equity as an adjustment to the opening balance of accumulated deficit for the current period. Prior periods have not been restated.

Accounting policy

At inception of a contract, the Company assesses whether a contract is, or contains a lease, by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

8.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	The contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
•	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either:
o	The Company has the right to operate the asset; or
o	The Company designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone price.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.  The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment.  In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in-substance fixed payments;
•	Variable lease payments that depend on an index or a rate, initially measured using the relevant index or rate as at the commencement date;
•	Amounts expected to be payable under a residual value guarantee; and
•	The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in the relevant index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

9.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets in “property and equipment” and lease liabilities in “other non-current liabilities” in the consolidated statement of financial position.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of property and equipment that have a lease term of 12 months or less and leases of low-value assets, such as some IT equipment.  The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Nature of leased assets

The Company leases various offices, equipment and vehicles.  Rental contracts are typically made for fixed periods of one to ten years but may have extension options as described below.  Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.  Leased assets may not be used as security for borrowing purposes. Some leases provide for additional rent payments based on changes in inflation.

Extension and termination options

Some office leases include an option to renew the lease for an additional period after the non-cancellable contract period.  Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension options.  The Company reassesses its portfolio of leases to determine whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control.  The Company considers all facts and circumstances when making this decision. The Company examines whether there is an economic incentive or penalty that would affect the decision to exercise the option (for example, whether the lease option is below market value or whether the Company has made significant investments in leasehold improvements). Where it is not reasonably certain that the lease will be extended or terminated the Company will not recognize these options.

The application of IFRS 16 requires significant judgments and certain key estimations to be made including:

•	Identifying whether a contract (or part of a contract) includes a lease;
•	Determining whether it is reasonably certain that an extension or termination option will be exercised;
•	Determining whether variable payments are in substance fixed;
•	Establishing whether there are multiple leases in an arrangement; and
•	Determining the stand-alone selling price of lease and non-lease components.

10.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Key sources of estimation uncertainty in the application of IFRS 16 include the following:

•	Estimating the lease term;
•	Determining the appropriate rate to discount lease payments; and
•	Assessing whether a right-of-use asset is impaired.

Unanticipated changes in these judgments or estimates could affect the identification and determination of the fair value of lease liabilities and right-of-use assets at initial recognition, as well as the subsequent measurement of lease liabilities and right-of-use assets. These items could potentially result in changes to amounts reported in the consolidated statements of income (loss) and consolidated statements of financial position in a given period.

Initial application

The Company has elected the practical expedient to not reassess whether a contract is, or contains, a lease at April 1, 2019, the date of initial application of IFRS 16. The Company has also elected the practical expedient to not separate non-lease components from lease components, accounting for them as a single lease component. On transition to IFRS 16, the weighted average incremental borrowing rate applied to the calculation of lease liabilities is 6.75%.

For previously recognized operating leases, the Company has elected the practical expedient to measure the right-of-use assets equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments recognized immediately before the date of initial application. Additionally, the Company has elected the practical expedient to not include initial direct costs in the measurement of the right-of-use asset for these leases as at the initial application date.

For previously recognized operating leases with an initial lease term of 12 months or less (short-term leases) and for leases of low value assets, the Company has applied the optional recognition exemptions to not recognize the right-of-use assets and related lease liabilities for these leases. In addition, the Company has elected the practical expedient to account for previously recognized operating leases with a remaining lease term of 12 months or less upon transition as short-term leases. The Company is accounting for the lease expense on a straight-line basis over the remaining lease term. The Company's former operating leases consist of office facility leases.

Instead of performing an impairment review on the right-of-use assets at the date of initial application, the Company has elected the practical expedient to rely on its historic assessment as to whether leases were onerous immediately before the initial application date.

Impact on interim condensed consolidated financial statements

The following is a reconciliation of total operating lease commitments at March 31, 2019 to the lease liabilities recognized at April 1, 2019:

Total operating lease commitments disclosed at March 31, 2019	$21,243
Short-term leases and other minor adjustments	(707)
Operating lease liabilities before discounting	20,536
Discounted using the incremental borrowing rate	(2,011)
Total lease liabilities recognized under IFRS 16 at April 1, 2019	$18,525

11.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at April 1, 2019, the financial statement impact of IFRS 16 was as follows:

•	Right-of-use assets of $18.5 million have been recognized in relation to former operating leases and have been included in property and equipment caption on the interim unaudited condensed consolidated statements of financial position.

•	Additional lease liabilities of $18.5 million have been recognized in relation to former operating leases and have been included in other current and non-current liabilities on the unaudited interim condensed consolidated statements of financial position, depending on the maturity of the lease.

IFRS Interpretations Committee (“IFRIC”) 23, Uncertainty over Income Tax Treatment (“IFRIC 23”)

The Company adopted IFRIC 23 on April 1, 2019. There was no effect to the consolidated financial statements as a result of adoption of the standard.

5.	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRIC Agenda Paper 11, Physical Settlement of Contracts to Buy or Sell a Non-Financial Item (“Agenda Paper 11”)

The IFRIC reached a decision on Agenda Paper 11 during its meeting on March 5 to 6, 2019. The decision was in respect to a request about how an entity applies IFRS 9, Financial Instruments to particular contracts to buy or sell a non-financial item at a fixed price.

The Company has reviewed the agenda decision and determined that a change is required in its accounting policy related to contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments. These are contracts the Company enters into that are accounted for as derivatives at fair value through profit or loss but physically settled by the underlying non-financial item. The IFRIC concluded that IFRS 9 neither permits nor requires an entity to reverse the accumulated gain or loss previously recognized on the derivative and recognize a corresponding adjustment to cost of goods sold or inventory when the contract is physically settled.

In its December 2018 meeting, the IASB confirmed its view that it expects companies to be entitled to sufficient time to implement changes in accounting policy that result from agenda decisions of the IFRIC. The Company is currently evaluating the impact of implementing the agenda decision on its consolidated financial statements, systems and processes. Given the nature of its current systems and processes and the volume of transactions affected, the Company determined it was not possible to affect the accounting change in time for its September 30, 2019 report. The Company expects to implement the change retrospectively in the fiscal 2020 year. While the impact has not been quantified, the Company expects there will be material movements between cost of sales and change in fair value of derivative instruments and other in Just Energy’s consolidated statement of loss and the value of gas in storage on the consolidated statement of financial position. There is no material impact expected to the net income of the Company.

12.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

6.	TRADE AND OTHER RECEIVABLES

	As at	As at
	Sept. 30, 2019	March 31, 2019
Trade accounts receivable, net	$267,973	$365,008
Accrued gas receivables	1,988	13,637
Unbilled revenues	149,748	277,556
Other	16,530	16,414
	$436,239	$672,615

7.	OTHER CURRENT AND NON-CURRENT ASSETS

(a)

	As at	As at
Other current assets	Sept. 30, 2019	March 31, 2019
Prepaid expenses and deposits	$16,645	$45,709
Customer acquisition costs	81,332	75,707
Green certificates	29,550	39,749
Gas delivered in excess of consumption	7,670	3,121
Inventory	7,436	4,954
	$142,633	$169,240

(b)

	As at	As at
Other non-current assets	Sept. 30, 2019	March 31, 2019
Customer acquisition costs	$42,740	$46,416
Income taxes recoverable	1,534	3,096
	$44,274	$49,512

8.	FINANCIAL INSTRUMENTS

(a)	Fair value of derivative financial instruments and other

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or developed internally based on third-party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options have been valued using the Black option pricing model using the applicable market forward curves and the implied volatility from other market traded options. Management periodically uses non-exchange-traded swap agreements based on cooling degree days (“CDDs”) and heating degree days (‘HDDs”) measured in its utility service territories to reduce the impact of weather volatility on Just Energy’s electricity volumes, commonly referred to as “weather derivatives”. The fair value of these swaps on a given measurement station indicated in the derivative contract is determined by calculating the difference between the agreed strike and expected variable observed at the same station.

The following table illustrates gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss (“FVTPL”) and recorded on the interim condensed consolidated statements of financial position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in change in fair value of derivative instruments and other on the interim condensed consolidated statements of income (loss).

13.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2019	2018	2019	2018
Change in fair value of derivative instruments and other

Physical forward contracts and options (i)	$95,536	$2,612	$(129,438)	$(127,584)
Financial swap contracts and options (ii)	(27,679)	(30,758)	(43,314)	38,046
Foreign exchange forward contracts	1,926	(1,437)	1,698	867
Share swap	(7,862)	(2,298)	(7,026)	(5,561)
Unrealized foreign exchange on 6.5% convertible bond and 8.75% loan	(3,340)	3,784	2,475	(213)
6.5% convertible bond conversion feature	-	14	1	246
Weather derivatives (iii)	(7,916)	(30,181)	(10,938)	(30,181)
Other derivative options	14,798	(4,164)	10,004	(6,489)
Change in fair value of derivative instruments and other	$65,463	$(62,428)	$(176,536)	$(130,869)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statement of financial position as at September 30, 2019:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$57,013	$16,994	$27,847	$107,608
Financial swap contracts and options (ii)	10,712	9,575	45,366	22,912
Foreign exchange forward contracts	-	1	608	(807)
Share swap	-	-	18,933	-
Weather derivatives (iii)	3,815	-	-	-
Other derivative options	8,910	7,385	233	25
As at September 30, 2019	$80,450	$33,955	$92,987	$129,738

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statement of financial position as at March 31, 2019:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options	$115,483	$7,237	$49,601	$50,174
Financial swap contracts and options	18,212	1,876	16,142	8,583
Foreign exchange forward contracts	-	56	1,555	-
Share swap	-	-	11,907	-
Other derivative options	10,817	86	182	4,901
As at March 31, 2019	$144,512	$9,255	$79,387	$63,658

14.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Below is a summary of the financial instruments classified through profit or loss as at September 30, 2019, to which Just Energy has committed:

(i) Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 34,930,038 MWh, a weighted average price of $47.17/MWh and expiry dates up to May 31, 2029.

•	Natural gas contracts with a total remaining volume of 115,386,147 GJs, a weighted average price of $2.68/GJ and expiry dates up to October 31, 2025.

•	Renewable energy certificates (“RECs”) and emission-reduction credit contracts with a total remaining volume of 3,930,129 MWh and 55,000 tonnes, respectively, a weighted average price of $37.19/REC and $3.43/tonne, respectively, and expiry dates up to December 31, 2028 and December 31, 2021.

•	Electricity generation capacity contracts with a total remaining volume of 3,618 MWCap, a weighted average price of $6,045.03/MWCap and expiry dates up to May 31, 2023.

•	Ancillary contracts with a total remaining volume of 1,530,444 MWh, a weighted average price of $23.09/MWh and expiry dates up to December 31, 2020.

(ii) Financial swap contracts and options consist of:

•	Electricity contracts with a total remaining volume of 13,332,237 MWh, an average price of $46.36/MWh and expiry dates up to November 30, 2024.

•	Natural gas contracts with a total remaining volume of 132,873,947 GJs, an average price of $3.35/GJ and expiry dates up to October 31, 2025.

•	Electricity generation capacity contracts with a total remaining volume of 39 MWCap, a weighted average price of $419,333.97/MWCap and expiry dates up to October 31, 2020.

•	Ancillary contracts with a total remaining volume of 2,276,955 MWh, a weighted average price of $21.63/MWh and expiry dates up to December 31, 2020.

(iii) Weather derivatives consist of:

•	Weather swaps for CDDs with temperature strike values of 84.0 – 106.0 Fahrenheit and power strike prices of $100.00/MWh and an expiry date of October 31, 2019.

•	Weather swaps for HDDs with temperature strike values of 15.00 – 30.00 Fahrenheit and power strike prices of $100.00/MWh and an expiry date of March 31, 2020.

•	HDD natural gas swaps with strike prices ranging from US$1.38 to US$7.56/MmBTU and strike values ranging by location from 1,300 to 6,500 HDD and an expiry date of March 31, 2021.

•	HDD collar options with HDD strike set at $0.66-degree day wide and an expiry date of March 31, 2020.

Share swap agreement

Just Energy has entered into a share swap agreement to manage the interim condensed consolidated statements of income (loss) volatility associated with the Company’s restricted share grants and deferred share grants plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803. On August 22, 2018, Just Energy reduced the notional value of the share swap to $23,803 through a payment of $10,000 and renewed the share swap agreement for an additional year. Net monthly settlements received under the share swap agreement are recorded in other income (loss). Just Energy records the fair value of the share swap agreement in the current derivative financial liabilities on the interim condensed consolidated statements of financial position. Changes in the fair value of the share swap agreement are recorded through the interim condensed consolidated statements of income (loss) as a change in fair value of derivative instruments and other.

15.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the interim condensed consolidated financial statements.

Fair value (“FV”) hierarchy of derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the power supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: (i) Commodity (predominately NYMEX), (ii) Basis and (iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

Weather derivatives are non-exchange-traded financial instruments used as part of a risk management strategy to mitigate the impact adverse weather conditions have on gross margin. The fair values of the derivatives are determined using an internally developed model that relies upon both observable inputs and significant unobservable inputs. Accordingly, the fair values of these derivatives are classified as Level 3. Market and contractual inputs to these models vary by contract type and would typically include notional amounts, reference weather stations, strike prices, temperature strike values, terms to expiration, historical weather data and historical commodity prices. The historical weather data and commodity prices were utilized to value the expected payouts with respect to weather derivatives and, as a result, are the most significant assumptions contributing to the determination of fair value estimates, and changes in these inputs can result in a significantly higher or lower fair value measurement.

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price to model out its value. As the inputs have no observable market, it is classified as Level 3.

16.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Just Energy’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at September 30, 2019:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$114,405	$114,405
Derivative financial liabilities	-	(34,796)	(187,929)	(222,725)
Total net derivative assets (liabilities)	$-	$(34,796)	$(73,524)	$(108,320)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2019:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$153,767	$153,767
Derivative financial liabilities	-	(6,588)	(136,457)	(143,045)
Total net derivative assets (liabilities)	$-	$(6,588)	$17,310	$10,722

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit (loss) before income taxes for the period ended September 30, 2019 would have increased (decreased) by $196,614 ($195,525), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

A key assumption used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consists of up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve.

17.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Six months ended	Year ended
	Sept. 30, 2019	March 31, 2019
Balance, beginning of period	$17,310	$166,364
Total gains (losses)	(189,737)	19,644
Purchases	3,982	11,502
Sales	(8,817)	(25,575)
Settlements	103,738	(154,625)
Balance, end of period	$(73,524)	$17,310

(b)	Classification of non-derivative financial assets and liabilities

As at September 30, 2019 and March 31, 2019, the carrying value of cash and cash equivalents, bank overdraft, restricted cash, trade and other receivables, and trade and other payables approximates their fair value due to their short-term nature.

Long-term debt recorded at amortized cost has a fair value as at September 30, 2019 of $720.5 million (March 31, 2019 - $740.6 million) and the interest payable on outstanding amounts is at rates that vary with bankers’ acceptances, London Interbank Offering Rate (“LIBOR”), Canadian bank prime rate or U.S. prime rate, with the exceptions of the 8.75% loan, 6.75% $100M convertible debentures, 6.75% $160M convertible debentures, 6.5% convertible bonds and 5.75% convertible debentures, which are fair valued based on market value. The 6.75% $100M convertible debentures, 6.75% $160M convertible debentures, 6.5% convertible bonds and 5.75% convertible debentures are classified as Level 1 in the FV hierarchy.

Investments in equity instruments have a fair value as at September 30, 2019 of $36.8 million (March 31, 2019 - $36.9 million) and are measured based on Level 2 of the fair value hierarchy for the investment in Energy Earth and Level 3 of the fair value hierarchy for the investment in ecobee.

No adjustments were made in the period in valuing the investment in ecobee or Energy Earth. Movements are related to foreign exchange revaluations.

The following table illustrates the classification of investments in the FV hierarchy as at September 30, 2019:

	Level 1	Level 2	Level 3	Total
Investment in ecobee	$-	$-	$32,889	$32,889
Investment in Energy Earth	-	3,972	-	3,972
Total investments	$-	$3,972	$32,889	$36,861

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

18.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income, as a portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 100% of forecasted cross-border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross-border cash flows that are expected to occur within the following 13 to 24 months. The level of economic hedging is dependent on the source of the cash flows and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the period ended September 30, 2019, assuming that all the other variables had remained constant, loss for the three months ended September 30, 2019 would have been $7.0 million lower/higher and other comprehensive income (loss) would have been $4.1 million lower/higher.

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that its long-term debt exposes the Company to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in an increase (decrease) of approximately $573 in profit (loss) before income taxes for the three months ended September 30, 2019 (September 30, 2018 - $361).

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios, which also feed a value at risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

19.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit (loss) before income taxes for the three months ended September 30, 2019 would have increased (decreased) by $189,649 ($188,560), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

(ii) Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois (gas), California, Ohio (electricity) and Georgia, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	Sept. 30, 2019	Restated March 31, 2019

Current	$116,079	$117,095
1–30 days	33,076	61,840
31–60 days	14,011	34,772
61–90 days	12,471	25,268
Over 90 days	69,752	122,345
	$245,389	$361,320

The March 31, 2019 aging of accounts receivable from the markets described in the table above was increased by $62,617 to present certain customer accounts receivable gross of trade receivables that were in a credit position at March 31, 2019 (presented as deferred revenue in the consolidated balance sheet), primarily in the UK market. The difference was an increase of $203, $19,278, $12,454, $8,916, and $21,764 to the current, 1-30, 31-60, 61-90 and 90+ categories of the March 31, 2019 aging schedule, respectively. There was no change to the consolidated balance sheet at March 31, 2019.

20.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Changes in the expected lifetime credit loss were as follows:

	Sept. 30, 2019	March 31, 2019

Balance, beginning of period	$182,365	$60,121
Provision for doubtful accounts	46,857	192,202
Bad debts written off	(47,507)	(90,231)
Adjustment from IFRS 9 adoption	-	23,636
Foreign exchange	517	(3,363)
Assets classified as held for sale	(81,193)	-
Balance, end of period	$101,039	$182,365

In the remaining markets, the local distribution companies (“LDC”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee that is recorded in cost of sales. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at September 30, 2019, the estimated counterparty credit risk exposure amounted to $114,405 (September 30, 2018 - $213,268), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position.

(iii) Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed daily cash flow forecasts covering a rolling 13-week period, cash forecasts for the next 12 months and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

21.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities:

As at September 30, 2019:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1–3 years	4–5 years	5 years
Trade and other payables	$618,361	$618,361	$618,361	$-	$-	$-
Long-term debt[1]	725,449	752,874	222,536	165,416	364,923	-
Gas, electricity and non-commodity contracts	222,725	3,628,720	1,524,002	1,631,593	357,763	115,362
	$1,566,535	$4,999,955	$2,364,899	$1,797,009	$722,686	$115,362

As at March 31, 2019:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1–3 years	4–5 years	5 years
Trade and other payables	$714,110	$714,110	$714,110	$-	$-	$-
Long-term debt[1]	725,372	781,701	39,150	210,564	531,987	-
Gas, electricity and non-commodity contracts	143,045	3,500,493	1,899,713	1,439,479	119,212	42,089
	$1,582,527	$4,996,304	$2,652,973	$1,650,043	$651,199	$42,089

1 Included in long-term debt are the 6.75% $100M convertible debentures, 6.75% $160M convertible debentures, 6.5% convertible bonds and 5.75% convertible debentures, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, as at September 30, 2019, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1–3 years	4–5 years	More than 5 years
Interest payments	$50,247	$90,015	$43,211	$-

(iv) Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at September 30, 2019, Just Energy has applied an adjustment factor to determine the fair value of its financial instruments in the amount of $10,118 (September 30, 2018 - $6,626) to accommodate for its counterparties’ risk of default.

22.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

9.	TRADE AND OTHER PAYABLES

	As at	As at
	Sept. 30, 2019	March 31, 2019
Commodity suppliers' payables	$320,244	$189,554
Accrued liabilities	100,114	112,039
Green provisions	58,691	151,992
Sales tax payable	15,672	22,969
Trade accounts payable	76,347	184,257
Payable for former joint venture partner	19,877	22,625
Accrued gas payable	6,121	12,937
Other payables	21,295	17,737
	$618,361	$714,110

As at September 30, 2019, the Company recognized $nil for potential earn-out payments over the next three years related to the Filter Group acquisition. The change in fair value of the contingent consideration from $29.1 million at March 31, 2019 to $nil at September 30, 2019 results in a change of $29.1 million reported in other income, net in the interim condensed consolidated statements of income (loss). As the contingent consideration does not meet the definition of equity, it is carried at fair value through profit or loss and is revalued at each reporting period. Significant assumptions affecting the measurement of contingent consideration each quarter include the Just Energy share price and the performance of Filter Group. Each quarter, the contingent consideration is revalued. To estimate the number of Just Energy common shares that are exchanged in each period, a Monte Carlo simulation model was used where the trailing 12-month adjusted EBITDA for each period is forecasted based on a Geometric Brownian Motion process. Inputs used in the Monte Carlo simulation model are as follows:

• Adjusted trailing 12-months EBITDA as at each quarter-end date;

• Average EBITDA forecasts for new periods;

• Implied asset volatility;

• Equity volatility of Just Energy;

• Underlying asset price of Just Energy common shares;

• Dividend yield; and

• Risk-free rate.

The reduction in the Filter Group earn-out obligation at September 30, 2019 was a result of the business not achieving its 12-month EBITDA earn-out target for the twelve months ended September 30, 2019, coupled with a reduced forecasted EBITDA, a reduction in the trading price of the shares of Just Energy and a reduction in Just Energy’s dividend yield.

As at September 30, 2019, the Company has not recognized any contingent consideration related to the Just Energy Advanced Solutions and EdgePower Inc. acquisitions.

23.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

10.	DEFERRED REVENUE

	Six months
	ended	Year ended
	Sept. 30,	March 31,
	2019	2019
Balance, beginning of period	$43,228	$38,710
Additions to deferred revenue	25,639	569,880
Revenue recognized during the period	(24,078)	(563,922)
Foreign exchange impact	1,437	(1,440)
Liabilities held for sale	(34,166)	-
Balance, end of period	$12,060	$43,228

11.	DISCONTINUED OPERATIONS

In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, as part of the Company’s Strategic Review, the U.K. was added to the disposal group. The decision was part of a strategic transition to focus on the core business in North America. As at September 30, 2019, these operations were classified as a disposal group held for sale and as discontinued operations. In the past, these operations were reported under the Consumer segment while a portion of the U.K. was allocated to the Commercial segment. Just Energy’s results for the prior fiscal period reported throughout this interim condensed consolidated financial statements has been adjusted to reflect continuing operation results and figures with respect to these discontinued operations. The tax impact on the discontinued operations is minimal.

Subsequent to the period ended September 30, 2019, the Company reached agreements with buyers for its operations in the UK and Ireland. Refer to Note 22 for further details.

24.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The results of the discontinued operations are presented below for the three and six months ended September 30:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2019	2018	2019	2018
Sales	$133,085	$152,534	$301,198	$326,476
Cost of sales	118,298	128,217	270,708	281,221
Gross margin	14,787	24,317	30,490	45,255
Expenses
Administrative, selling and operating expenses	26,308	23,507	64,431	50,378
Operating profit (loss)	(11,521)	810	(33,941)	(5,123)
Finance costs	(691)	-	(2,049)	(27)
Change in fair value of derivative instruments and other	2,711	38,496	20,311	70,381
Other income (loss)	(234)	83	645	41
Profit (loss) from discontinued operations before the undernoted	(9,735)	39,389	(15,034)	65,272
Provision for (recovery of) income taxes	74	6,504	(36)	9,782
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	$(9,809)	$32,885	$(14,998)	$55,490

Cash inflow (outflow) from operating activities	$70,577	$(135,616)	$71,449	$(104,647)
Cash inflow (outflow) from investing activities	$5,447	$1,292	$7,181	$(1,369)
Cash inflow (outflow) from financing activities	$(30,231)	$120,224	$(48,900)	$96,610

Assets and liabilities of the discontinued operations classified as held for sale as at September 30, 2019 were:

ASSETS
Current assets
Cash and cash equivalents	$18,428
Current trade and other receivables	139,033
Income taxes recoverable	1,214
Other current assets	42,677
201,352
Non-current assets
Property and equipment	3,245
Intangible assets	23,977
ASSETS CLASSIFIED AS HELD FOR SALE	$228,574

25.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Liabilities
Current liabilities
Trade and other payables	$177,892
Deferred revenue	34,166
Other current liabilities	18,896
230,954
Non-current liabilities
Other non-current liabilities	4,253

LIABILITIES RELATING TO ASSETS CLASSIFIED AS HELD FOR SALE	$235,207

12.	LONG-TERM DEBT AND FINANCING

		Sept. 30,	March 31,
	Maturity	2019	2019
Credit facility (a)	September 1, 2020	$202,816	$201,577
Less: Debt issue costs (a)		(1,741)	(1,824)
Filter Group financing (b)		13,401	17,577
8.75% loan (c)	September 12, 2023	257,862	240,094
6.75% $100M convertible debentures (d)	March 31, 2023	88,819	87,520
6.75% $160M convertible debentures (e)	December 31, 2021	152,436	150,945
6.5% convertible bonds (f)	December 31, 2020	11,855	29,483
		725,448	725,372
Less: Current portion		(220,794)	(37,429)
		$504,654	$687,943

Future annual minimum repayments are as follows:

	Less than 1 year	1–3 years	4–5 years	More than 5 years	Total

Credit facility (a)	$202,816	$-	$-	$-	$202,816
Filter Group financing (b)	7,865	5,416	120	-	13,401
8.75% loan (c)	-	-	264,803	-	264,803
6.75% $100M convertible debentures (d)	-	-	100,000	-	100,000
6.75% $160M convertible debentures (e)	-	160,000	-	-	160,000
6.5% convertible bonds (f)	11,855	-	-	-	11,855
	$222,536	$165,416	$364,923	$-	$752,875

26.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Interest is expensed based on the effective interest rate. The following table details the finance costs for the indicated periods:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2019	2018	2019	2018
Credit facility (a)	$5,995	$4,620	$12,047	$9,054
Filter Group Financing (b)	117		501
8.75% loan (c)	10,283	-	17,620	-
6.75% $100M convertible debentures (d)	2,337	2,293	4,674	4,585
6.75% $160M convertible debentures (e)	3,462	3,399	6,892	6,769
6.5% convertible bonds (f)	1,413	5,629	2,217	9,776
Collateral cost and other (g)	4,844	4,182	8,046	6,252
	$28,451	$20,123	$51,997	$36,436

(a)	As at April 18, 2018, the Company has renegotiated an agreement with a syndicate of lenders that includes Canadian Imperial Bank of Commerce, National Bank of Canada, HSBC Bank Canada, JPMorgan Chase Bank N.A., Alberta Treasury Branches, Canadian Western Bank and Morgan Stanley Senior Funding, Inc., a subsidiary of Morgan Stanley Bank N.A. The agreement extends Just Energy’s credit facility for an additional two years to September 1, 2020. On June 28, 2019, the facility size was increased to $370 million. A certain principal amount outstanding under the credit facility is guaranteed by Export Development Canada under its Account Performance Security Guarantee Program.

Interest is payable on outstanding loans at rates that vary with bankers’ acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of bankers’ acceptances and LIBOR advances at stamping fees of 3.750%. Prime rate advances are at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 2.750% and letters of credit are at a rate of 3.750%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at September 30, 2019, the Canadian prime rate was 3.95% and the U.S. prime rate was 5%. As at September 30, 2019, $202.8 million has been drawn against the facility and total letters of credit outstanding as of September 30, 2019, amounted to $71.6 million (June 30, 2019 - $73 million). As at September 30, 2019, Just Energy has $95.6 million of the facility remaining for future working capital and/or security requirements. Just Energy’s obligations under the credit facility is supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the U.K., Barbados, Ireland, Japan and German operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at September 30, 2019, the Company was compliant with all of these covenants.

(b)	Filter Group, which was acquired on October 1, 2018, has an outstanding loan payable to Home Trust Company (“HTC”). The loan is a result of factoring receivables to finance the cost of rental equipment over a period of three to five years with HTC and bears interest at 8.99% per annum. Principal and interest are repayable on a monthly basis.

27.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(c)	On September 12, 2018, Just Energy entered into a US$250 million non-revolving multi-draw senior unsecured term loan facility (the “8.75% loan”) with Sagard Credit Partners, LP and certain funds managed by a leading U.S.-based global fixed income asset manager. The 8.75% loan bears interest at 8.75% per annum payable semi-annually in arrears on June 30 and December 31 in each year plus fees and will mature on September 12, 2023. Counterparties were issued 7.5 million warrants at a strike price of $8.56 each, convertible to one Just Energy common stock. The value of these warrants has been assessed as nominal. The 8.75% loan has three tranches. The first tranche of US$50 million is earmarked for general corporate purposes, including to pay down Just Energy's credit facility. The second tranche of US$150 million is earmarked towards the settlement of Just Energy's 6.5% convertible bonds. The third tranche of US$50 million is earmarked for investments and future acquisitions. As at September 30, 2019, US$207.0 million was drawn from the 8.75% loan. On July 29, 2019, the Company drew US$7.0 million from the second tranche and US$7.0 million from the third tranche. These draws were secured by a personal guarantee from a director of the Company.

(d)	On February 22, 2018, Just Energy issued $100 million of convertible unsecured senior subordinated debentures (the “6.75% $100 million convertible debentures”). The 6.75% $100 million convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on March 31 and September 30 in each year, and have a maturity date of March 31, 2023. Each $1,000 principal amount of the 6.75% $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 112.3596 common shares of Just Energy, representing a conversion price of $8.90, subject to certain anti-dilution provisions. Holders who convert their debentures will receive accrued and unpaid interest for the period from and including the date of the latest interest payment up to, but excluding, the date of conversion.

The 6.75% $100 million convertible debentures will not be redeemable at the option of the Company on or before March 31, 2021. After March 31, 2021 and prior to March 31, 2022, the 6.75% $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange (the “TSX”) for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after March 31, 2022, the 6.75% $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The conversion feature of the 6.75% $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $9.7 million. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred income tax liability of $2.6 million and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the 6.75% $100 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $100 million over the term of the 6.75% $100 million convertible debentures using an effective interest rate of 10.7%. If the 6.75% $100 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. No amounts of the 6.75% $100 million convertible debentures have been converted or redeemed as at June 30, 2019.

28.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(e)	On October 5, 2016, Just Energy issued $160 million of convertible unsecured senior subordinated debentures (the “6.75% $160 million convertible debentures”). The 6.75% $160 million convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on June 30 and December 31 in each year and have a maturity date of December 31, 2021. Each $1,000 principal amount of the 6.75% $160 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 107.5269 common shares of Just Energy, representing a conversion price of $9.30, subject to certain anti-dilution provisions. Holders who convert their debentures will receive accrued and unpaid interest for the period from and including the date of the latest interest payment up to, but excluding, the date of conversion.

The 6.75% $160 million convertible debentures will not be redeemable at the option of the Company on or before December 31, 2019. After December 31, 2019 and prior to December 31, 2020, the 6.75% $160 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after December 31, 2020, the 6.75% $160 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The conversion feature of the 6.75% $160 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $8.0 million. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred income tax liability of $2.1 million and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the 6.75% $160 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $160 million over the term of the 6.75% $160 million convertible debentures using an effective interest rate of 9.1%. If the 6.75% $160 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. No amounts of the 6.75% $160 million convertible debentures have been converted or redeemed as at June 30, 2019.

(f)	On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds (the “6.5% convertible bonds”). The 6.5% convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year and have a maturity date of July 29, 2019.

A conversion right in respect of a bond may be exercised, at the option of the holder thereof, at any time from May 30, 2014 to July 7, 2019. The initial conversion price is US$9.3762 per common share (being C$10.2819) but is subject to adjustments. In the event of the exercise of a conversion right, the Company may, at its option, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation in cash equal to the market value of the underlying shares to be received.

29.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As a result of the debt being denominated in a different functional currency than that of Just Energy, the conversion feature is recorded as a financial liability instead of a component of equity. Therefore, the conversion feature of the 6.5% convertible bonds has been accounted for as a separate financial liability with an initial value of US$8,517. The remainder of the net proceeds of the 6.5% convertible bonds has been recorded as long-term debt, which is being accreted up to the face value of $150.0 million over the term of the 6.5% convertible bonds using an effective interest rate of 8.8%. At each reporting period, the conversion feature is recorded at fair value with changes in fair value recorded through profit or loss. On July 29, 2019, the Company redeemed US$13.2 million of the 6.5% convertible bonds. The remaining lenders of $9.2 million of the 6.5% convertible bonds elected to extend the maturity date of the bonds from July 29, 2019 to December 31, 2020, pursuant to an option offered by the Company announced on July 17, 2019.

(g)	Collateral management and other costs for the three months ended September 30, 2019 include primarily a supplier credit term charge of $1.7 million, accretion costs relating to the acquisition of Just Ventures of $0.8 million, collateral management costs of $0.5 million and interest expense of $0.4 million on right of use assets resulting from the implementation of IFRS 16. For the six months ended September 30, 2019, collateral management and other costs is made up of a supplier credit term charge of $4.4 million, collateral management costs of $1.7 million, accretion costs relating to the acquisition of Just Ventures of $1.3 million and interest expense of $0.7 million on right of use assets resulting from the implementation of IFRS 16.

13.	PROVISIONS

During fiscal 2019, Just Energy’s management team approved several restructuring actions including targeted workforce reductions. These actions include the elimination of over 200 positions. The actions are in direct alignment with Just Energy’s ongoing transition to a consumer-focused company and are expected to generate future cost savings.

Six months ended Sept. 30, 2019
Balance, beginning of the period	$6,616
Restructuring costs paid during the period	(5,029)
Balance, end of the period	$1,587

14.	INCOME TAXES

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2019	Sept. 30, 2018	Sept. 30, 2019	Sept. 30, 2018
Current income tax expense (recovery)	$3,051	$(652)	$3,513	$(1,909)
Deferred tax expense (recovery)	(998)	560	(3,754)	6,500
Provision for (recovery of) income taxes	$2,053	$(92)	$(241)	$4,591

15.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value. Shares outstanding have no preferences, rights or restrictions attached to them.

30.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Details of issued and outstanding shareholders’ capital are as follows:

	Six months ended		Year ended
	Sept. 30, 2019		March 31, 2019
	Shares	Amount	Shares	Amount
Common shares:

Issued and outstanding
Balance, beginning of period	149,595,952	$1,088,538	148,394,152	$1,079,055
Share-based awards exercised	1,806,664	10,031	1,201,800	9,483
Balance, end of period	151,402,616	$1,098,569	149,595,952	$1,088,538

Preferred shares:

Issued and outstanding
Balance, beginning of period	4,662,165	$146,965	4,323,300	$136,771
Shares issued for cash	-	-	338,865	10,447
Preferred shares issuance cost	-	-	-	(253)
Balance, end of period	4,662,165	$146,965	4,662,165	$146,965

Shareholders' capital	156,064,781	$1,245,534	154,258,117	$1,235,503

16.	REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments are the Consumer segment and the Commercial segment. Just Energy has aggregated the operating segments into these reportable segments on the basis that the operating segments share economic characteristics. These characteristics include the nature of the product and services sold, the distribution methods, and the type of customer class and regulatory environment.

Transactions between segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of residential customer equivalents in the respective segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the interim financial statements.

Corporate and shared services report the costs related to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions.

31.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended September 30, 2019:

	Consumer	Commercial	Corporate and shared services
	segment	segment	segment	Consolidated

Sales	$474,209	$294,231	$-	$768,440
Gross margin	115,995	39,389	-	155,384
Amortization of property, plant and equipment	2,483	33	-	2,516
Amortization of intangible assets	5,301	687	-	5,988
Administrative expenses	9,290	6,527	25,649	41,466
Selling and marketing expenses	34,578	19,701	-	54,279
Other operating expenses	29,483	1,855	-	31,338
Operating profit (loss) for the period	$34,860	$10,586	$(25,649)	$19,797
Finance costs				(28,451)
Change in fair value of derivative instruments and other				65,463
Other income, net				28,825
Recovery of income tax expense				(2,053)
Profit for the period				$83,581
Capital expenditures	$731	$(199)	$-	$532

For the three months ended September 30, 2018:

	Consumer	Commercial	Corporate and shared services
	segment	segment	segment	Consolidated

Sales	$504,910	$299,399	$-	$804,309
Gross margin	103,653	45,369	-	149,022
Amortization of property, plant and equipment	820	56	-	876
Amortization of intangible assets	4,474	371	-	4,845
Administrative expenses	8,433	12,450	23,595	44,478
Selling and marketing expenses	31,539	18,888	-	50,427
Restructuring costs	1,319	-	-	1,319
Other operating expenses	18,716	2,922	-	21,638
Operating profit (loss) for the period	$38,352	$10,682	$(23,595)	$25,439
Finance costs				(20,123)
Change in fair value of derivative instruments and other				(62,428)
Other income				2,685
Provision for income tax expense				92
Loss for the period				$(54,335)
Capital expenditures	$19,563	$1,859	$-	$21,422

32.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the six months ended September 30, 2019:

	Consumer	Commercial	Corporate and shared services
	segment	segment	segment	Consolidated

Sales	$884,207	$554,398	$-	$1,438,605
Gross margin	221,971	65,705	-	287,676
Amortization of property, plant and equipment	5,432	71	-	5,503
Amortization of intangible assets	12,221	1,379	-	13,600
Administrative expenses	20,525	12,678	49,066	82,269
Selling and marketing expenses	76,378	39,605	-	115,983
Other operating expenses	53,214	3,290	-	56,504
Operating profit (loss) for the period	$54,201	$8,682	$(49,066)	$13,817
Finance costs				(51,997)
Change in fair value of derivative instruments and other				(176,536)
Other income (expenses)				28,085
Recovery of income tax expense				(241)
Loss for the period from continued operations				(186,390)
Loss from discontinued operations				(14,998)
Loss for the period				$(201,388)
Capital expenditures	$5,651	$551	$-	$6,202

As at September 30, 2019
Total goodwill	$165,989	$159,479	$-	$325,468
Total assets	$1,153,935	$407,935	$-	$1,561,870
Total liabilities	$1,638,806	$228,500	$-	$1,867,306

33.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the six months ended September 30, 2018:

	Consumer	Commercial	Corporate and shared services
	segment	segment	segment	Consolidated

Sales	$939,274	$567,550	$-	$1,506,824
Gross margin	204,460	77,156	-	281,616
Amortization of property, plant and equipment	1,664	101	-	1,765
Amortization of intangible assets	8,202	713	-	8,915
Administrative expenses	15,657	19,133	49,619	84,409
Selling and marketing expenses	58,462	33,930	-	92,392
Other operating expenses	34,950	5,088	-	40,038
Restructuring costs	3,236	-	-	3,236
Operating profit (loss) for the period	$82,289	$18,191	$(49,619)	$50,861
Finance costs				(36,436)
Change in fair value of derivative instruments and other				(130,869)
Other expenses, net				2,672
Recovery of income tax expense				(4,591)
Loss for the period from continued operations				$(118,363)
Profit from discontinued operations				55,490
Loss for the period				(62,873)

Capital expenditures	$19,563	$1,859	$-	$21,422

As at September 30, 2018
Total goodwill	$148,462	$154,522	$-	$302,984
Total assets	$1,222,492	$404,308	$-	$1,626,800
Total liabilities	$1,216,190	$223,600	$-	$1,439,790

Sales from external customers

The revenue is based on the location of the customer.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2019	Sept. 30, 2018	Sept. 30, 2019	Sept. 30, 2018
Canada	$66,667	$83,440	$142,152	$172,668
United States	701,773	720,869	1,296,453	1,334,156
Total	$768,440	$804,309	$1,438,605	$1,506,824

34.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Non-current assets

Non-current assets by geographic segment consist of property and equipment and intangible assets and are summarized as follows:

	As at Sept. 30, 2019	As at March 31, 2019
Canada	$154,867	$266,775
United States	326,829	223,802
International	-	7,941
Total	$481,696	$498,518

17.	OTHER EXPENSES

(a)	Other operating expenses

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2019	2018	2019	2018
Amortization of other intangible assets	$6,090	$4,915	$14,463	$8,985
Depreciation of property, plant and equipment	2,515	806	5,503	1,695
Bad debt expense	29,570	20,217	46,857	36,923
Share-based compensation	1,667	1,421	8,784	3,115
	$39,842	$27,359	$75,607	$50,718

(b)	Employee benefits expense

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2019	2018	2019	2018
Wages, salaries and commissions	$52,643	$67,996	$114,400	$128,527
Benefits	2,834	11,692	10,104	16,573
	$55,477	$79,688	$124,504	$145,100

35.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

18.	PROFIT (LOSS) PER SHARE

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2019	2018	2019	2018
BASIC EARNINGS (LOSS) PER SHARE
Profit (loss) from continuing operations	$83,581	$(54,335)	$(186,390)	$(113,772)
Dividend to preferred shareholders, net of tax	-	2,374	13,755	4,717
Earnings (loss) available to shareholders	83,581	(56,709)	(200,145)	(118,489)
Basic weighted average shares outstanding	151,281,166	149,247,715	150,565,246	148,862,333
Basic earnings (loss) per share from continuing operations	0.55	(0.38)	(1.33)	(0.80)
Basic earnings (loss) per share available to shareholders	$0.50	$(0.16)	$(1.43)	$(0.45)

DILUTED EARNINGS (LOSS) PER SHARE
Profit (loss) from continuing operations	$83,581	$(56,709)	$(200,145)	$(118,489)
Adjustment for dilutive impact of convertible debentures	3,781	-	-	-
Adjusted earnings (loss) from continuing operations	$87,362	$(56,709)	$(200,145)	$(118,489)
Basic weighted average shares outstanding	151,281,166	149,247,715	150,565,246	148,862,333
Dilutive effect of:
Restricted share grants	2,761,866	2,377,279 [1]	2,941,569 [1]	2,704,346 [1]
Deferred share grants	184,544	136,508 [1]	189,781 [1]	125,905 [1]
Convertible debentures	39,574,831	39,574,931 [1]	32,158,554 [1]	39,574,831 [1]
Shares outstanding on a diluted basis	193,802,407	191,336,433	185,855,150	191,267,415
Diluted earnings (loss) from continuing operations per share available to shareholders	0.45	(0.38)	(1.33)	(0.80)
Diluted earnings (loss) per share available to shareholders	$0.40	$(0.16)	$(1.43)	$(0.45)

1 The assumed conversion into shares results in an anti-dilutive position; therefore, these items have not been included in the computation of diluted earnings (loss) per share.

19.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to control the other party or exercise influence over the other party in making financial or operating decisions. The definition includes subsidiaries and other persons.

The acquisition of Filter Group gives rise to a related party transaction as the CEO of Filter Group is the son of the Executive Chair of Just Energy. In April 2019, $10.6 million of a deferred purchase consideration related to the acquisition of Filter Group was repaid. Other than this transaction described there have been no other related party transactions during the six months ended September 30, 2019.

20.	DIVIDENDS AND DISTRIBUTIONS

For the three months ended September 30, 2019, dividends of $nil (September 30, 2018 - $0.125) per common share were declared by Just Energy. These dividends amounted to $nil (September 30, 2018 - $18,657) and were approved by the Board of Directors and were paid out during the period. In the second quarter of fiscal 2020, the Company made the decision to suspend its dividend on common shares. For the six months ended September 30, 2019, dividends of $0.125 (September 30, 2018 - $0.25) per common share were declared and paid by Just Energy. The amounted to $18,714 (September 30, 2018 - $37,206), which was approved by the Board of Directors and paid out during the period.

36.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended September 30, 2019 a distribution of $nil (September 30, 2018 - $0.125) per common share grant was declared by Just Energy. This distribution amounted to $nil (September 30, 2018 - $443) which was approved by the Board of Directors and distributed during the period. In the second quarter of fiscal 2020, the Company made the decision to suspend its dividend on common shares, which impacted the dividend on common shares for share grants. For the six months ended September 30, 2019, distributions of $0.125 (September 30, 2018 - $0.25) per common share for share grants were declared by Just Energy. These distributions amounted to $23 (September 30, 2018 - $968), which were paid in accordance with the terms of the Canadian and U.S. plans during the period.

For the three months ended September 30, 2019, a dividend of US$0.53125 (September 30, 2018 - US$0.53125) per preferred share was declared by Just Energy. This dividend amounted to $3,289 (September 30, 2018 - $3,230), which was approved by the Board of Directors and paid out during the period. For the six months ended September 30, 2019, dividends of US$1.0625 (September 30, 2018 - US$1.0625) per preferred share were declared and paid by Just Energy. This amounted to $6,622 (September 30, 2018 - $6,418), which was approved by the Board of Directors and paid out during the period.

21.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at September 30, 2019

	Less than 1 year	1–3 years	4–5 years	More than 5 years	Total
Gas, electricity and non-commodity contracts	$1,524,002	$1,631,593	$357,763	$115,362	$3,628,720

On October 9, 2018, Just Energy announced that it has entered into a Multi-Year Contingent Business Interruption Insurance Agreement (the “Insurance”).

The Insurance primarily complements Just Energy’s risk management program and is intended to mitigate the impacts to the Company due to, among other things, natural disasters and unusual winter freezes in Texas.

The Insurance provides up to US$25 million of insured limit per event, US$50 million per year and US$225 million of limit over an 80-month term, covering risks such as loss of income due to natural perils, sabotage, terrorism including cyber-attack, increased cost of supply from damage to supply and distribution infrastructure, interruption due to damage to customer property, losses in excess of Just Energy’s weather derivative program recoveries, and any unforeseen or unplanned weather-related loss.

Guarantees

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC. Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at September 30, 2019 amounted to $63.3 million (March 31, 2019 - $70.3 million).

As at September 30, 2019, Just Energy had total letters of credit outstanding in the amount of $71.6 million (Note 12(a)).

37.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

22.	SUBSEQUENT EVENTS

Sale of Hudson Energy Supply UK Limited

On October 8, 2019, the Company entered into an agreement to sell the issued and outstanding shares of its wholly owned subsidiary Hudson Energy Supply UK Limited, to Shell Energy Retail Limited for up to £10.5 million ($17.6 million). The Company will receive £2 million ($3.4 million) of cash on closing, subject to satisfying customary pre-close conditions, and an amount up to £8.5 million ($14.2 million) subject to the determination of the U.K. capacity market payment due at the close of the transaction.

The transaction is subject to customary closing conditions, including merger control approval and is expected to close by the end of 2019. At September 30, 2019 the Company estimates that no impairment will be incurred on the final sale of the entity. Any gain or loss on the sale will be measured and recorded at the date the transaction closes.

Sale of Just Energy Ireland Limited

On November 6, 2019, the Company entered into an agreement to sell the assets of its wholly owned subsidiary Just Energy (Ireland) Limited to Flogas Natural Gas Limited (“Flogas”) for up to €0.7 million ($1.0 million). The Company will receive 75% of the purchase price in cash at closing and up to 25% of the purchase price 5 months after closing. The net consideration payable to the Company is subject to an adjustment based on the actual number of accounts transferred to Flogas. The transaction is subject to customary closing conditions, including regulatory approval and is anticipated to close by the end of 2019. Any gain or loss on the sale will be measured and recorded at the date the transaction closes.

38.